Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

Duke Energy and Progress Energy to Merge, Creating Largest Utility in the U.S.

Duke Energy (NYSE: DUK) and Progress Energy (NYSE: PGN) Monday announced that both companies’ boards of directors have unanimously approved a definitive agreement in which the companies would merge in a stock-for-stock transaction.

The deal could close by the end of 2011.

Background to Help Answer Your Questions • News Release • Fact Sheet • Q&As • Proposed executive team post merger

Reasons for the merger

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient,” said Duke CEO Jim Rogers. “By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

“Combining Duke and Progress creates a utility with greater financial strength and enhanced ability to meet our challenges head-on,” he continued.

There are other equally compelling reasons for combining forces.

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Overall, it creates a stronger company. The new company, which will be called Duke Energy, will be the largest regulated utility company in the United States, based on market capitalization. It will have unmatched financial and operational scale, scope and strength. The new company will be supported by significant, diversified regulated earnings base.

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Shareholders will benefit. We expect the combination will be immediately positive to earnings per share in the first year after closing, based on adjusted diluted EPS. The merged company will offer an attractive dividend in addition to a strong balance sheet and credit profile.

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Customers will benefit. There are sizeable advantages for our customers due to our ability to derive operational efficiencies for 7.1 million electric customers in six regulated service territories. In particular, there will be significant benefits to our Carolinas customers from fuel and joint dispatch efficiencies.

“We want to make it the best utility in the U.S.,” Rogers said. “I believe we can take advantage of the complementary strengths that Duke and Progress offer to accomplish that. Doing so will help us navigate a significant transformation of our industry, due in part to new technologies, new regulations and ever increasing customer demands. As the marketplace changes, we must change.”

The largest utility in the U.S.

The combination creates the country’s largest utility with:

•	Approximately $65 billion in enterprise value and $37 billion in market capitalization.

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The country’s largest regulated customer base, providing service to approximately 7.1 million electric customers in six regulated service territories: North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio.

•	Approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources.

•	And the largest regulated nuclear fleet in the country.

Organization and leadership

The headquarters for the combined company, which will retain the Duke Energy name, will be in Charlotte. When the deal is complete, Jim Rogers will serve as the executive chairman of the combined company. Progress Energy CEO Bill Johnson will serve as president and chief executive officer.

In his new role, Rogers will advise the CEO in strategic matters, play an active role in government relations and serve as the company’s primary spokesperson on energy policy. (See org chart for other top-tier leaders.)

Terms of the deal

Each Progress shareholder will receive 2.6125 shares of Duke stock – which, using Friday’s closing price for Progress’ stock, represents a 3.9 percent premium for Progress shareholders (Note: If the Jan. 5 closing price is used, the premium is 7.1 percent). The exchange ratio will be appropriately adjusted at the closing to reflect a reverse stock split of the Duke stock.

Timeline

Completion of the merger depends on, among other things, shareholder approval of both companies. Regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also provide information regarding the merger with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission.

Responding to questions

Today’s announcement will prompt questions from your friends and neighbors about how the merger will affect customers and the communities we serve. Please refer to the Q&A document to help answer these questions. If you are asked a question that you can’t answer, please submit it to integration@duke-energy.com. The company will be updating frequently asked questions and other resource materials throughout this process.

A merger website has been launched to provide information on the merger to customers, investors and other stakeholders.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.